Exhibit 3.3

AMENDMENT NO. 1

TO

THE AMENDED AND RESTATED BY-LAWS

OF

GAMCO INVESTORS, INC.

The Amended and Restated By-laws of GAMCO Investors, Inc. (the “Company”) are hereby amended by renumbering Article XI Section 5 of the By-laws as Article XI Section 5(a) (and all references to a section number within such section shall be to Article XI Section 5(a)) and by adding new sections Article XI Sections 5(b), 5(c) and 5(d) reading as follows:

(b)           To the fullest extent permitted by law, in the event that (i) any current or prior stockholder or anyone on their behalf (“Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to, or has a direct financial interest in any Claim against the Corporation and/or any Director, Officer,  Employee or Affiliate (as such term is defined under the Exchange Act) and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then each Claiming Party shall be obligated jointly and severally to reimburse the Corporation and any such Director, Officer, Employee or Affiliate, the greatest amount permitted by law of all fees, costs and expenses of every kind and description (including but not limited to, all reasonable attorney’s fees and other litigation expenses) (collectively, “Litigation Costs”) that the parties may incur in connection with such Claim. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI Section 5(b).

(c)           If any action the subject matter of which is within the scope of Article XI Section 5(a) is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce  Article XI Section 5(a) (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI Section 5(c).

(d)           If any provision or provisions of this Article XI Section 5 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI Section 5 (including, without limitation, each portion of any sentence of this Article XI Section 5 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI Section 5(d).